Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 10 October 2012

Note: The announcement below was issued by BAE Systems plc today.  The filing of this announcement under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

10 October 2012

NOT FOR RELEASE OR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY JURISDICTION

BAE Systems plc and EADS N.V.

Termination of talks regarding the
possible merger of BAE Systems and EADS

Following the announcements made by BAE Systems plc ("BAE Systems") and EADS N.V. ("EADS") on 12 September 2012 in relation to a possible combination of their businesses through a dual listed company structure, BAE Systems and EADS announce that they have decided to terminate their discussions.

BAE Systems and EADS believe that the merger was based on sound industrial logic.  It represented a unique opportunity to create a combination from two strong and successful companies greater than the sum of the parts. The merger would have produced a combined business that would have been a technology leader and a greater force for competition and growth across both the commercial aerospace and defence sectors and which would have delivered tangible benefits to all stakeholders. Discussions with the relevant governments had not reached a point where both companies could fully disclose the benefits and detailed business case for this merger. BAE Systems and EADS are, however, confident that these would have provided a strong case to take to their shareholders.

As between themselves, BAE Systems and EADS had agreed the principal terms of the merger, subject to the approval of their respective Boards, including:

· The commercial terms of the merger;

· The legal structure of the merger;

· Governance arrangements which would enable the combined business to operate in a normal commercial manner;

· A unified management and Board structure;

· The strategy for the combined business;

· Near-term dividend policy;

· The cost saving and revenue benefits of the combination and associated implementation plan.

From the outset of discussions between the parties, both BAE Systems and EADS were clear that they would proceed with a merger of their businesses only if a transaction structure could be created that aligned the interests of the parties' stakeholders and received their support. BAE Systems and EADS worked constructively to deliver such a structure.

Notwithstanding a great deal of constructive and professional engagement with the respective governments over recent weeks, it has become clear that the interests of the parties' government stakeholders cannot be adequately reconciled with each other or with the objectives that BAE Systems and EADS established for the merger. BAE Systems and EADS have therefore decided it is in the best interests of their companies and shareholders to terminate the discussions and to continue to focus on delivering their respective strategies.

Ian King, Chief Executive of BAE Systems, today said:

"We are obviously disappointed that we were unable to reach an acceptable agreement with our various government stakeholders.  We believe the merger presented a unique opportunity for BAE Systems and EADS to combine two world class and complementary businesses to create a world leading aerospace, defence and security group.

However, our business remains strong and financially robust. We continue to see opportunities across our platforms and services offerings and in the various international markets in which we operate.  We remain committed to delivering total shareholder value and look to the future with confidence."

Tom Enders, Chief Executive of EADS, today said:

"I'd like to thank everybody who supported us, in particular all the colleagues at BAE Systems and EADS for all their hard work and dedication to this project in recent months. A special thank-you goes to Ian King for his trust and partnership. It is, of course, a pity we didn't succeed but I'm glad we tried. I'm sure there will be other challenges we'll tackle together in the future. EADS will continue on its international growth path and our shareholders can continue to expect profitable growth, excellent liquidity and programme execution based on a strong order book."

Enquiries:

BAE Systems

For Investors:
Andrew Wrathall, Head of Investor Relations                                 Tel: +44 (0) 1252 383 455

For Media:
Charlotte Lambkin, Group Communications Director                      Tel: +44 (0) 78 0171 7739
John Suttle, Senior Vice President, Communications                      Tel: +1 (703) 344 8508

EADS

Rainer Ohler, Head of Group Communications                                Tel: +33 (0)5 81 91 81 38
Martin Agüera, Interim Head of Media Relations                           Tel: +49 (0)89 607 34735
Matthieu Duvelleroy, Media Relations France                                Tel: +33 (0)1 42 24 24 25

This announcement, which is being made with EADS consent, is made in accordance with Rule 2.8 of the City Code on Takeovers and Mergers (the "Takeover Code").

A copy of this announcement will be made available on BAE Systems' website at www.baesystems.com and EADS's website at www.eads.com.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offering of securities in the United States. Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read any relevant documents furnished or filed with the SEC because they contain important information. Any such documents furnished or filed with the SEC, will be available free of charge at the SEC's web site at
www.sec.gov.